eCom Corporation
                           2078 Prospector Avenue
                            Park City, UT  84060
                            Phone:  435-655-0858


                                               February 21, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 10549

Attention:  Ms. Karen Garnett
            Ms. Marilyn Thaemert
            Ms. Linda van Doorn
            Mr. David Ritenour

Re: eCom Corporation (the "Company") Withdrawal of S-4 Registration Statement File No. 333-92152

Dear Madams and Sir:

eCom Corporation, a Nevada corporation (the "COMPANY"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission ("SEC") consent to the withdrawal of the Company's Registration Statement on Form S-4 (File No. 333-92152), from further review by the SEC together with all amendments and exhibits thereto.

The Company requests withdrawal of the Registration Statement because it has determined that it is not in the best interest to proceed with this S-4 registration.

I confirm that none of the shares of the Company's Common Stock that were intended to be registered under this registration statement were sold.

Should you have any questions regarding the above, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Ian Archibald
-----------------
    Ian Archibald
    President,
    Chief Executive Officer
    and Director


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